12200 W. Olympic Boulevard, Suite 200 ● Los Angeles, CA 90064

June 29, 2012
VIA EDGAR
Mr. Kevin Woody, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Kilroy Realty Corporation
Form 10-K for fiscal year ended December 31, 2011
Filed February 8, 2012
File No. 1-12675

Kilroy Realty, L.P.
Form 10-K for fiscal year ended December 31, 2011
Filed February 8, 2012
File No. 0-54005
Dear Mr. Woody:
This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Form 10-K for the year ended December 31, 2011 of Kilroy Realty Corporation and Kilroy Realty, L.P. (together, the "Company") as set forth in your letter dated June 21, 2012.
For your convenience, each of the Staff's comments are reproduced below in italics followed by our response. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.
Form 10-K for fiscal year ended December 31, 2011
Item 2. Properties, page 33
Office and Industrial Properties, page 33

1.
We note your definition of "annualized base rent" and "annualized rent per square foot" in footnote 2 on page 38. In future periodic filings, please revise to reflect tenant concessions and abatements in these amounts or otherwise revise to quantify the amount of tenant concessions and abatements.

The Company advises the Staff that the calculations of "annualized base rent" and "annualized rent per square foot" include the impact of rent abatements. "Annualized base rent" is calculated as the GAAP straight-lined rental revenue for the last month of the reporting period multiplied by 12 and "annualized rent per square foot" is calculated as "annualized base rent" divided by the total occupied square footage at the end of the period. Both "annualized base rent” and "annualized rent per square foot" include the impact of straight-lining rent escalations and the amortization of free rent periods and exclude the impact of amortization of deferred revenue related to tenant-funded tenant improvements, the impact of above-market and below-market rent amortization and the impact of expense reimbursement revenue. In future periodic filings, the Company undertakes to revise the definitions of "annualized base rent" and "annualized rent per square foot" to include how the metrics are calculated and to disclose that both metrics include the impact of rent abatements. The Company advises the Staff that in its Form 10-Q for the quarter ended June 30, 2012, the disclosure of "annualized base rent" and "annualized rent per square foot" will be included in the discussion of "Lease Expirations" in "Item 2. Management's Discussion and Analysis of the Financial Condition and Results of Operations" whereas in the Company's Form 10-K for the year ended December 31, 2011, this information was included in "Item 2. Properties." The Company advises the Staff that "Item 2. Properties" is not required to be included in the Form 10-Q.
The Company further advises the Staff that the calculation of "annualized base rent" and "annualized rent per square foot" does not include the impact of other tenant lease concessions such as lease incentives and tenant improvement allowances. The Company undertakes in future periodic filings to disclose the impact of lease incentives, if material. The Company advises the Staff that the annual amortization for lease incentives under existing leases was approximately $0.8 million for the year ended December 31, 2011. In future periodic filings, the Company also undertakes to revise the "annualized base rent" disclosure to reference the discussion of "Leasing Activity" in "Item 2. Management's Discussion and Analysis of the Financial Condition and Results of Operations" and will revise the disclosure in the "Leasing Activity" section to include the amounts of tenant improvements and leasing commissions per square foot for both leases executed and commenced during the applicable periods.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57
Critical Accounting Policies, page 59
Cost Capitalization and Depreciation, page 66

2.
Please tell us and provide in future periodic reports the total amount of capitalized internal costs during each period presented related to your development and redevelopment projects. Further, please quantify the amount of salaries in each category.

The Company advises the Staff that the Company capitalizes internal costs to its development and redevelopment projects in accordance with FASB ASC 970-360-25-2 and FASB ASC 970-360-25-3, which states the following:
Project costs clearly associated with the acquisition, development and construction of a real estate project shall be capitalized as a cost of that project. Indirect project costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate.
For the years ended December 31, 2011, 2010 and 2009 the Company capitalized internal costs aggregating approximately $1.7 million, $1.6 million, and $2.0 million, respectively, to the Company's development and redevelopment projects. Of these total costs capitalized, approximately $1.0 million, $1.2 million, and $1.8 million represented total compensation costs, which includes salaries, capitalized to the Company's development projects for the years ended December 31, 2011, 2010 and 2009, respectively, and approximately $0.6 million and $0.1 million represented total compensation costs, which includes salaries, capitalized to the Company's redevelopment projects for the years ended December 31, 2011 and 2010, respectively. The Company did not have any redevelopment projects during the year ended December 31, 2009. The Company advises the Staff that the Company does not capitalize the compensation costs for any of the Company's executive officers to its development and redevelopment projects.
The Company undertakes in future periodic filings to disclose the total amount of internal costs capitalized to its development and redevelopment projects. The Company advises the Staff that in its Form 10-Q for the quarter ended June 30, 2012, this disclosure will be included in the discussion of "Development and Redevelopment Programs" in "Item 2. Management's Discussion and Analysis of the Financial Condition and Results of Operations" whereas in the Company's Form 10-K for the year ended December 31, 2011, this information was included in the discussion of "Critical Accounting Policies" in "Item 2. Management's Discussion and Analysis of the Financial Condition and Results of Operations."

Results of Operations, page 78
Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 79

3.
We note your disclosure on page 80 regarding your core portfolio and your acquisition portfolio. In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please revise your revenue and expense discussion to address period to period changes in same-store net operating income or clarify whether you are referring to same-store property as core property. Additionally, please disclose how you determine the properties that fall within the "same-store" pool, including how you determine that a property is stabilized. To the extent a property is excluded, please identify the property. Additionally, please provide this disclosure separately for your office and industrial property segments.

The Company undertakes in future periodic filings to clarify the disclosure of how the Company's stabilized portfolio and the Company's same store portfolio are determined. The Company advises the Staff that the Company's "Core Portfolio" is the same as the Company's "Same-Store Portfolio." For the year ended December 31, 2011, the Company's "Core Portfolio" included all of the properties that were owned and included in the Company's stabilized portfolio as of January 1, 2010 and still owned and included in the stabilized portfolio as of December 31, 2011.
The Company's stabilized portfolio includes all of the Company's properties with the exception of undeveloped land, development and redevelopment properties currently under construction or committed for construction, "lease−up" properties and properties held-for-sale. The Company defines lease-up properties as properties recently developed or redeveloped that have not yet reached 95% occupancy and are within one year following cessation of major construction activities. The Company defines redevelopment properties as those projects for which the Company expects to spend significant development and construction costs on existing or acquired buildings pursuant to a formal plan, the intended result of which is a higher economic return on the property.
The Company also undertakes to provide the requested disclosure separately for its office and industrial property segments in future periodic filings.

4.	In future Exchange Act periodic reports, please clarify what is included in Other property income on the table on page 80.
The Company undertakes in future periodic filings to clarify that Other property income primarily includes amounts recorded in connection with lease terminations as well as other immaterial miscellaneous income from tenants.
Financial Statements of Kilroy Realty Corporation and Kilroy Realty, L.P., page F-1
Notes to Consolidated Financial Statements for Kilroy Realty Corporation and Kilroy Realty, L.P., page F-14
4. Deferred Leasing Costs and Acquisition-related Intangible Assets and Liabilities, net, page F-33

5.
Given the significant below-market operating lease intangible liabilities acquired during the fiscal year ended December 31, 2011, in future periodic filings, please present on a gross basis the amortization related to acquisition-related intangibles or tell us why you believe such disclosure would not be beneficial.

The Company undertakes in future periodic filings to present the amortization for above-market and below-market acquisition-related intangibles on a gross basis.

In connection with the aforementioned responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions regarding these responses, please contact me at (310) 481-8484.

Sincerely,

/s/ Tyler H. Rose

Tyler H. Rose
Executive Vice President and Chief Financial Officer

cc:    Heidi R. Roth
Senior Vice President, Chief Accounting Officer and Controller
Joseph E. Magri, Esq.
Vice President and Corporate Counsel
J. Scott Hodgkins, Esq.
Latham & Watkins LLP